EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Earnings:
Income/(loss) from continuing operations	$11,062	$12,249	$37,326	$20,783
Add (from continuing operations):
Interest on indebtedness (a)	33,866	30,678	64,405	61,782
Portion of rents representative of the interest factor	690	483	1,174	966
Amortization of capitalized interest	1,288	1,107	2,482	2,159
Total earnings	$46,906	$44,517	$105,387	$85,690

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$33,866	$30,678	$64,405	$61,782
Interest capitalized	4,646	3,786	9,352	7,989
Portion of rents representative of the interest factor	690	483	1,174	966
Fixed charges	$39,202	$34,947	$74,931	$70,737

Add:
Preferred stock dividends	929	929	1,858	1,858
Combined fixed charges and preferred stock dividends	$40,131	$35,876	$76,789	$72,595

Ratio of earnings to fixed charges	1.20	1.27	1.41	1.21
Ratio of earnings to combined fixed charges and preferred stock dividends	1.17	1.24	1.37	1.18

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.